SilverCrest Announces Increased Metallurgical Recoveries for Las Chispas Feasibility Study

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - March 5, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce metallurgical test results with increased precious metal recoveries and enhanced process design changes for the ongoing Feasibility Study ("FS") at the Las Chispas Property ("Las Chispas") located in Sonora, Mexico. After nine months of extensive further metallurgical test work involving all veins in the current resource and multiple metallurgical domains, the results show an increase of recoveries to 96.1% gold ("Au") and 93.9% silver ("Ag"), or 95.0% silver equivalent ("AgEq"); based on a ratio of 75 (Ag): 1(Au), with average metallurgical recoveries of 95% Au and 90% Ag. These results represent an increased recovery of 3.4% AgEq over the previous metallurgical test results, as presented in the Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico, dated effective May 15, 2019, as amended July 19, 2019 ("PEA"), of 94.4% Au and 89.9% Ag, or 91.6% AgEq.

Pierre Beaudoin, COO, noted, "We are pleased that the 95% AgEq precious metal recoveries reported in our comprehensive test work has allowed us to address one of the optimization opportunities outlined in the PEA. This effort has contributed to the further de-risking of the conceptual operational profile of Las Chispas. The metallurgical samples represented over 1.4 tonnes of mineralized material from surface to depth with applied knowledge on geo-metallurgy with respect to low to high grades, structural domains, geochemistry and oxide to sulfide mineralization. With these results and design in-hand, we have initiated the Basic Engineering for the process plant. Details of this metallurgical work and process design will be included in the FS now anticipated in the summer of 2020."

The feasibility metallurgical test results in the following table were completed and provided by SGS Canada Inc., located in Lakefield, Ontario in cooperation with Ausenco Engineering Canada Inc. ("Ausenco"), an independent consulting firm, responsible for the processing plant design for the ongoing FS.

May 2019 PEA Design Criteria and Precious Metal Recoveries	VS	March 2020 FS Design Criteria and Precious Metal Recoveries
Three Stage Crushing		Single Stage Crushing
Ball Mill (single stage), nominal P80 of 100 microns		Sag Mill (single stage), nominal P80 of 95 microns (accounting for clay content)
Gravity mass yield at 1.4%, Reground to P80 of 60 microns		Gravity mass yield at 4%, Reground P90 of 30 microns
Gravity recovery of 30% to 40% precious metals		Gravity recovery of 40% to 50% precious metals
Leach recovery for gravity con at 90.0% Au and 90.0% Ag (capped). Batch in Intensive Leach Reactor.		Leach recovery for gravity con at 98.7% Au and 98.6% Ag. Dedicated 96 hours leach circuit.
Leach recovery for gravity tails at 90.7% Au and 85.6% Ag (calculated). Combined 90 hours leach.		Leach recovery for gravity tails at 94.4% Au and 91.3% Ag. Dedicated 96 hours leach circuit
Net total recoveries of 94.4% Au and 89.9% Ag or 91.6% AgEq		Net total recoveries of 96.1% Au and 93.9% Ag or 95% AgEq

Test work was completed on approximately 1.4 tonnes of mineralized material covering the current mineral resources (refer to the PEA) focusing on the first 3 years of conceptual mine life with processing feed coming from the Babicanora Area veins at Las Chispas. The samples were selected from diamond drill hole assay rejects for all veins in the resource, as well as material from in-vein drifting for the Babicanora Vein, Area 51 zone. Historic stockpiles were also included in the test program. A total of 148 leach tests was completed and covered grades from 1.0 to 16.0 gpt Au, and 90 to 1,822 gpt Ag, or 165 to 3,022 gpt AgEq. The program was designed to provide design criteria for hardness/abrasion, variability (geo-metallurgy) results for leaching, sedimentation, filtration, settling and environmental characteristics. At this stage, the geo-metallurgical program is still progressing with the addition of newly discovered Area 118 and Area 200 (see news release dated November 21, 2019 and February 18, 2020) as well as the Babi Vista vein, and has also identified further opportunities to improve leach conditions on individual veins. METSIM software was used to model the metallurgical balance inclusive of counter current decantation ("CCD"), Merrill-Crowe and filtration process. The CCD/plant tailings will be detoxified and subjected to filtration to create environmentally-preferred dry stack tailings. Considerations will be made for potential use of tailings for underground backfill material.

Recovery results will be incorporated in the ongoing FS and have assisted with the optimization of the conceptual process flowsheet to account for anticipated daily mill head grades of 2,000 to 2,500 gpt AgEq. It is expected that designing the plant with capacity to process higher mill head grade will reduce the requirement for blending and increase the mine flexibility.

Recent in-vein mining of the Babicanora Vein, Area 51 zone, has identified a continuous mineralized shear zone with clay content not previously defined from core drilling. With the addition of shear zone material and increased anticipated grades for conceptual production, the proposed FS plant design will incorporate SAG milling, dedicated leach trains and larger units of operation for CCD, Merrill-Crowe and filtration. Also, gravity circuit with regrinding has been optimized for increased precious metal recoveries. When compared to the PEA, the front end of the processing circuit will be simplified with the removal of conveyors and multi-stage crushers, but the tail end is expected to increase in size due to newly defined mineralized shear zone with clays and increased precious metal recoveries. As a result of these ongoing design changes, Ausenco is still completing the feasibility work, the overall initial capital cost is currently expected to be slightly higher. Basic Engineering for the processing plant has been granted to Ausenco and will run in tandem to feasibility work.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 100%-owned mineral concessions where all of the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project, resulting in numerous discoveries that are being evaluated for economic viability and potential production in the future. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs of the Las Chispas Property, including metallurgical test results, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company's resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization and metallurgical test estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; reliance on metallurgical test estimates, the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

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